Liquid Media, A+E Networks® Launch New Ancient Aliens Game Chapter

Vancouver, BC – March 4, 2020 – Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR) is pleased to announce the launch of a new chapter of its hugely popular Ancient Aliens® mobile game (“Ancient Aliens”) in partnership with A+E Networks.

As announced in April 2019, the current Ancient Aliens® game has over one million downloads to date and in-app revenues exceeding CAD$1 million.

The new chapter of the Ancient Aliens® game, “When Worlds Collide,” includes 40 new quests, brand new, never-before-seen-art, a new character class, the third pyramid and an explosive dilemma that players must overcome to save two worlds.  The Ancient Aliens® game is available on Google Play, iOS and Facebook.

“Liquid’s mission includes partnering with innovative, industry-leading studios and storytellers regardless of platform. Teaming up with A+E Networks to bring fresh content to current and future fans of Ancient Aliens is aligned with this goal,” said Joshua Jackson, Chairman of Liquid Media. “We’re proud to continue working alongside our partners at A+E, and excited to deliver a thrilling addition to this much-loved mobile game.”

“We’re excited to extend our partnership with Liquid to bring the next version of the Ancient Aliens® game to our passionate fan base,” said Lance Still, Senior Vice President, Consumer Enterprises, A+E Networks. “The game is entertaining and delivers cross-platform engagement for our audiences, while staying authentic and true to the global brand that is Ancient Aliens.”

In developing the new chapter, Liquid has teamed up with Steven-Elliot Altman and Rabbit Hole Studios.  Altman is the game’s original author and executive producer, as well as a best-selling science fiction novelist. Rabbit Hole Studios is an award-winning independent game developer, located in Prince Edward Island, Canada. Accolades for Rabbit Hole Studios include winning Gameacon Fan Favorite Video Game for The Lost Gardens in 2017 and Day-o Mateo in 2018.

“Working alongside the talented teams at Liquid and A+E to bring new content to the game was a joy, because they gave us the freedom and support to do it right,” said Altman. “Fans of the game have been patiently awaiting the next chapter, and when they see what we’ve got in store for them I’m sure they’ll agree it was worth the wait.”

New episodes of “Ancient Aliens” air Saturdays at 9pm on HISTORY.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a strong portfolio of content IP spanning creative industries. Originating in Vancouver’s media and entertainment supercluster, Liquid’s mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms.

Liquid Media’s leadership team includes Chairman Joshua Jackson (actor / producer, television and film), Chief Financial Officer Daniel Cruz (previously of Canaccord Financial), Managing Director Charlie Brezer (serial entrepreneur), Director Stephen Jackson (Northland Properties) and Board Member Nancy Basi (VP of VRARA Vancouver -  Virtual / Augmented Reality Association). Each brings decades of industry expertise and significant passion to advance the Company’s mission.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz

Liquid Media Group Ltd.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

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